EXHIBIT 99.1

	T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street Vancouver, BC V6C 3P1	info@coralgold.com www.coralgold.com

April 18, 2012		VIA SEDAR

To: All applicable Exchanges and Commissions

Dear Sirs/Mesdames:

Re:          Notice of the Meeting and Record Date
2012 Annual General and Special Meeting

In compliance with National Policy NI54-101 requirements, the following is an advance notice of the meeting of:

Issuer	Coral Gold Resources Ltd.
ISIN	CA2180021032
CUSIP	218002202
Meeting Date	July 16, 2012
Record Date for Notice	June 11, 2012
Record Date for Voting	June 11, 2012
Beneficial Ownership Determination Date	June 11, 2012
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to Vote	Common
Type of Meeting	Annual General and Special

Yours truly,

CORAL GOLD RESOURCES LTD.

“Dorothy Chin”
____________________________________
Dorothy Chin
Corporate Secretary